25th June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

Enclosure

dw 7/11

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ **MOL Plc.**

INVESTOR NEWS

25 June 2007

MOL to pursue its own strategy

MOL Hungarian Oil and Gas Plc. noted with interest the announcement of one of its regional rivals, OMV AG, by which the company notified the market that it had increased its stake in MOL to 18.6% without seeking prior approval of MOL and is offering "open and constructive approach" for a "structured dialogue" with MOL management.

While MOL is happy to see that a market competitor sees MOL shares as an attractive investment opportunity, it would like to clarify that it has an unchanged intention to follow its own proven strategy to create value for its shareholders and to serve the interest of other important stakeholders interested in the sustained growth of MOL Group.

MOL has always put three important pillars as foundations of its strategy: efficiency, combination of organic and acquisitive growth and excellence in the operation of its assets and the quality of its products. Pursuing transactions merely in order to grow in size was never compatible with these objectives.

MOL believes that it possesses a clear strategy to generate value, but also the full range of necessary skill set in its current configuration to create value in its core activities going forward. The Company has the most sophisticated refining system in Central and Eastern Europe making it ideally positioned to take advantage of the expected continuation of strong refining margins, and - building on its core Hungarian upstream business - MOL has also established a strong platform for further growth in Russia and elsewhere overseas.

Further, MOL believes that its strong downstream asset base in the region serves as a strong generator of growth and income, but is also a crucial source of competitively priced, high quality fuels. Maintaining a fair and transparent competitive landscape within Central Eastern Europe will continue to be a very important factor for our consumers and the growing economies of the region.

Finally, in past talks of varying depth with regional counterparts, MOL always had a clear approach to favour partners who were not influenced by dominant or strong shareholdings from foreign Government entities.

MOL continues the implementation of its capital-structure optimization programme, as announced on 22 June.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

INVESTOR NEWS

25 June 2007

Change in influence in MOL

MOL Plc hereby informs capital markets participants as follows:
Vienna Capital Partners Unternehmensberatungs AG (VCP) announced that following share purchase agreements with Firthlion and Charing Investment Ltd, the direct influence of VCP in MOL increased to 6.186% (6,086,709 shares).
Following this, VCP as seller and OMV Clearing and Treasury GmbH (OMV) as buyer signed share purchase agreement, and as a consequence the influence of VCP in MOL decreases below 5%.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ MOL Plc.

INVESTOR NEWS

25 June 2007

Purchase of treasury shares

MOL Hungarian Oil and Gas Plc. hereby informs capital market participants, that on 22 June 2007, based on the announcement made on 22 June 2007, MOL bought 938,633 treasury shares at an average price of 25,528 HUF/share on the Budapest Stock Exchange through ING Bank Zrt as investment service provider. Following this transaction MOL owns 3,079,796 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

25 June 2007

Share sale of a MOL manager

János Major, employee representative member of the Supervisory Board of MOL sold 200 MOL shares at HUF 27,252 on average on the Budapest Stock Exchange on 25 June 2007, with the assistance of UniCredit Bank Hungary Zrt. as investment service provider. After the transaction Janos Major owns 344 MOL shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

26 June 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 25 June 2007, based on the announcement made on 22 June 2007, MOL bought 251,331 treasury shares at an average price of 27,871 HUF/share on the Budapest Stock Exchange through ING Bank Zrt as investment service provider. Following this transaction MOL owns 3,331,127 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

21 June 2007

Capital structure optimisation program of MOL

MOL Hungarian Oil and Gas Public Limited Company ("MOL") hereby announces that the Board of Directors made a decision to develop a more efficient capital structure.

In the previous year MOL reached record earnings, with outstanding group level ROACE of 27.2% excluding one-off gains on gas divestment. In the previous years MOL's refineries were the most efficient refineries in Europe based on several independent studies. Record operating performance was supported by further efficiency improvements, strong demand increase for refined products and better than expected industry environment. MOL has always put great emphasis on assuring competitive return to its shareholders. Our main financial strategic target was to maintain a 15% ROACE ratio (on after-tax basis) for our group for 2006-2010, based even on more conservative oil industry assumptions set at the end of 2005. Despite successfully closing 10 smaller M&A transactions, acquisitions lagged behind plans as our disciplined financial approach prevented us from overpaying for upstream and downstream assets. As a result of strong earnings, disciplined capex and delay in acquisitions, our capital structure reached an inefficient level with having 876m USD net cash on balance sheet at the end March 2007.

We are committed to optimize our capital structure; therefore we announce the following optimization program. Understanding our shareholders expectation for a rapid solution for capital structure optimization, we decided to restart the treasury buy back program. Due to the 10% limitation for treasury shares, we signed an agreement to lend 8,757,362 shares held in treasury, after which MOL will own 2,141,163 "A" series and 578 "C" series shares. This enables us to purchase further treasury shares on the market.

Based on the authorisation of the Annual General Meeting held on 26th April 2007, the Company mandated ING Bank Ltd., as investment service provider to purchase "A" series treasury shares up to 10% of the registered capital on the stock exchange. The purchases can take place until 31 December 2007. The Company will inform market participants in extraordinary announcements of any transactions executed.

On the next AGM (in April 2008) the Board of Directors will ask for authorization of cancelling treasury shares and further share buybacks. However, the Board of Directors intends to maintain the flexibility to use treasury shares as an acquisition currency.

Beside improving the capital structure, MOL will continue to actively seek for further organic growth possibilities and acquisition opportunities to create shareholder value. In line with the previous track record of the Board, reaching our return targets will be superior to volumetric growth targets.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

22 June 2007

Change in influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that according to the notification made by OTP Bank Plc on 22 June 2007, its influence in MOL increased to 9.098% (9,752,158 shares) on 21 June 2007.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

21 June 2007

Change in influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that according to the notification made by AllianceBernstein L.P. and AXA Investment Management on 20 June 2007, there joint influence, previously exceeding 5% in MOL, decreased to 2.60% (2,557,617 shares) by 8 June 2007.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

22nd June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

END